February 8, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC  20549

Attn: Max A. Webb and Melinda Kramer

Re:

J.P. Morgan Acceptance Corporation I

Registration Statement on Form S-3

Filed December 7, 2005

File No. 333-130192

Dear Mr. Webb and Ms. Kramer:

On December 7, 2005 (the “Submission Date”), our client, J.P. Morgan Acceptance Corporation I (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, a prospectus supplement and a base prospectus (the “Documents”).  On January 9, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Form S-3

General

1.

Comment:  Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Response:  Comments which are universally applicable have been applied to each of the Documents.

2.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  The CIK codes for all affiliates of the Company that have offered a class of asset-backed securities involving residential mortgage loans are as follows:

Affiliate	CIK Code
Chase Funding Inc.	0000825309
Chase Mortgage Finance Corp.	0000830379

3.

Comment:  We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac as well as privately issued mortgage-backed securities representing interests in any of the asset types listed on page 20 of the base prospectus.  Please revise the prospectus supplement to include placeholder in bracketed language for the disclosure regarding these securities.

Response:  The prospectus supplement has been revised to include model disclosure for privately issued mortgage-backed securities which may be included in the prospectus supplement to the extent that privately issued mortgage-backed securities are an asset type for any particular series of certificates.  This disclosure can be found on page S-20 of the prospectus supplement.  We have also a bracketed placeholder on page S-22 of the prospectus supplement for disclosure regarding mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, and Freddie Mac to be included to the extent such disclosure is required.

4.

Comment:  Also, note that the table showing delinquency and loss information for the assets being securitized should include the information required by Item 1100(b) for the assets underlying securities included in the pool.

Response:  The table showing delinquency and loss information for the assets being securitized has been revised to include the information required by Item 1100(b) for the assets underlying securities included in the pool.  Please see page S-18 of the prospectus supplement.

5.

Comment:  Please confirm that all material terms will either be disclosed in the final 424 or filed prior or simultaneously with the 424.

Response:  We hereby confirm, on behalf of the Company, that all material terms will either be disclosed in the final 424 or filed prior or simultaneously with the 424.

6.

Comment:  In the next amendment please direct us to the disclosure called for by Item 1107 of Regulation AB.  For example, we note that the first paragraph under The Trust Fund on page 19 says that each separate trust will be either "a common law trust or a Delaware trust." We suggest including bracketed language for each alternative in the supplement.

Response:  The disclosure called for by Item 1107 of Regulation AB can be found on page S-37 of the prospectus supplement.  We have included model disclosure to be used in the event that the issuing entity will be a common law trust or a statutory trust.

Prospectus Supplement

General

7.

Comment:  Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable.  Refer to Item 1117 of Regulation AB.  Alternately, tell us that there are no such material legal proceedings.

Response:  The Company confirms its obligation to describe any legal proceedings required under Item 1117 of Regulation AB and will include a separate section in the prospectus supplement as set forth on page S-52 thereof for the purpose of such disclosure.  As of the date hereof, however, there are no material legal proceedings pending against the sponsor and the depositor.  At the time when a prospectus supplement is prepared, the Company will ascertain whether material legal proceedings are pending against any of the entities described in Item 1117.  If such proceedings exist, they will be described in the prospectus supplement.  Because Item 1117 does not require affirmative disclosure of the lack of such legal proceedings, the Company does not believe that a separate section would be required at this time and at any time when no such material legal proceedings exist.

8.

Comment:  Please revise to include a bracketed placeholder for disclosure about possible credit enhancement or derivative agreement arrangements requiring disclosure.

Response:  A bracketed placeholder for disclosure about possible credit enhancement or derivative agreement arrangements requiring disclosure has been added to the prospectus supplement.  Please see pages S-33 and S-34 of the prospectus supplement.

Cover Page

9.

Comment:  Please revise your cover page to reference the issuing entity on the front cover page using that title.  We suggest using that language throughout the summary.

Response:  The cover page has been revised to reference the issuing entity on the front cover page and such language is used throughout the prospectus supplement.

10.

Comment:  Pursuant to Item 1102(d) of Regulation AB, include a statement that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor, or any of their affiliates.

Response:  A statement that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor, or any of their affiliates has been added to the front cover page of the prospectus supplement pursuant to Item 1102(d) of Regulation AB.

11.

Comment:  We note your disclosure on page ii indicating that investors should rely on the information in the prospectus supplement if the description of the terms of the certificates varies between the prospectus supplement and base prospectus.  Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it.  See Section M.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

Response:  The prospectus supplement has been revised to reflect that disclosure in prospectus supplements may enhance disclosure in the base prospectus but will not contradict it.  Please see page ii of the prospectus supplement.

Where You Can Find More Information, page ii

12.

Comment:  Revise your disclosure to accurately reflect the Commission's new address at 100 F Street, NE, Washington, DC 20548.  Also, remove your references to the Chicago Regional Office and the New York office as documents may only be obtained from the Washington, DC office.

Response:  The prospectus supplement has been revised to reflect the Commission’s new address.  Please see page ii of the prospectus supplement.

Summary

13.

Comment:  We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response:  A chart demonstrating the flow of funds from collections on the mortgage loans to payment to the certificateholders has been included on pages S-2 of the prospectus supplement.  We do not believe a graphical depiction of the priority of payments and subordination features of the certificates may be distilled comprehensively and concisely enough to appear in the summary or would assist investors in understanding the payment flow on all classes of issued certificates beyond the descriptions provided in “Description of the Certificates— Priority of Distributions” and “Description of the Certificates— Priority of Distributions” and “Description of the Certificates— Subordination of the Payment of the Subordinate Certificates.”

14.

Comment:  Provide a brief description, if applicable, of the event that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.  Refer to Item 1103(a)(3)(vii) of Regulation AB for guidance.

Response:  The Company will provide a description of events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.  For example, a brief description of the events that may trigger liquidation of the asset pool has been included under “Summary—Optional Clean-up Redemption of the Certificates,” on page S-5 of the prospectus supplement.  Additionally, a description of a trigger that would alter the flow of funds has been added to the prospectus supplement under  “Summary—Credit Enhancement—Shifting of Interest” on page S-5.

15.

Comment:  Please revise to include bracketed placeholder for credit enhancer disclosure.

Response:  A bracketed placeholder for disclosure about any possible provider of credit enhancement or a derivative agreement has been added to the prospectus supplement.  Please see pages S-4 and S-5 of the prospectus supplement.

16.

Comment:  Similarly, please revise to include a bracketed placeholder for summary disclosure of prefunding.

Response:  The prospectus supplement has been revised to include a bracketed placeholder for summary disclosure of prefunding.  Please see page S-7 of the prospectus supplement.

Description of the Mortgage Pools, page S-10

17.

Comment:  Please confirm both that no non-performing assets will be part of the asset pool and that delinquent assets will not exceed 20% of the asset pool.

Response: We hereby confirm, on behalf of the Company, both that no non-performing assets will be part of the asset pool and that delinquent assets will not exceed 20% of the asset pool.

18.

Comment:  Also, please direct us to the table showing delinquency and loss information for the assets in the pool required by Item 1100(b)(1).

Response:  The table showing delinquency and loss information for the assets being securitized has been included on pages S-18 and S-19 of the prospectus supplement.

Underwriting Standards, page S-17

19.

Comment:  Here, or in another place, please revise or include a placeholder that captures the information required by Item 1110(a) and (b).

Response:  A chart has been included on page S-24 of the prospectus supplement that will list the originators originating 10% or more of the pool assets.  Additionally, placeholder disclosure of the type required of each originator originating 20% or more of the pool assets under Item 1110(b) has been included on pages S-24 and S-25 of the prospectus supplement.

Annex A and Annex B

20.

Comment:  We note your inclusion of material information in Annex A and Annex B.  Revise your disclosure to incorporate these appendices by reference into the prospectus.

Response:  Language has been added to the prospectus supplement to indicate that Annex A and Annex B are incorporated into the prospectus supplement.  Please see pages S-15, S-16, S-17 and S-46 of the prospectus supplement.

Base Prospectus

Use of Proceeds, page 41

21.

Comment:  Please tell us what costs of “structuring and issuing the securities” you are discussing.  Also, tell us why these uses of proceeds are not itemized or mentioned in the Use of Proceeds section of the supplement.

Response:  We have added language on page 42 of the base prospectus to expand on what the costs  of “structuring and issuing the securities” may be.  Additionally, we have noted on page S-47 of the prospectus supplement that the proceeds of the offering may be used to pay for the costs of structuring and issuing the securities.

The Sponsor, page 42

22.

Comment:  Please provide a separately captioned section that describes the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations.

Response:  A separately captioned section describing the affiliations among the parties involved in the transaction has been added to the prospectus supplement.  Please see pages S-38 and S-39 of the prospectus supplement.

Reports to Securityholders, page 49

23.

Comment:  Also, confirm that Item 1122 reports will use the minimum servicing criteria, as required by Item 1122(d) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that Item 1122 reports will use the minimum servicing criteria as required by Item 1122(d) of Regulation AB.

Exchangeable Securities, page 62

24.

Comment:  We have referred your filing to the Division of Investment Management for this issue and will forward comments, if any, we receive from it.

Response:  We will respond to any additional comments of the Division of Investment Management upon receipt.

Derivative Products, page 72

25.

Comment:  Please confirm that you will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement.  Refer Item 1114(a), Instruction 1.

Response:  We hereby confirm, on behalf of the Company, that the Company will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement pursuant to Item 1114(a), Instruction 1.

26.

Comment:  Please revise to remove the phrase "or any other similar arrangement" from the carryover sentence on pages 72-73.

Response:  The base prospectus has been revised to remove the phrase "or any other similar arrangement" from such sentence.  Please see page 77 of the base prospectus.

Pre-funding Account, page 82

27.

Comment:  If applicable, describe any events that would limit or terminate the prefunding account.  Also, describe any limits on the amount, type, or speed with which pool assets may be added, substituted or removed.  Refer to Item 1111(g) of Regulation AB for guidance.

Response:  Language has been added to the base prospectus to describe any events that would limit or terminate the prefunding account.  Please see pages 87 of the base prospectus.  Additionally, we have added a section on page S-19 of the prospectus supplement that would set forth the required characteristics of the pool after the conveyance of subsequent mortgage loans.

Indices Applicable to Floating Rate and Inverse Floating Rate Classes, page 35

28.

Comment:  We note that the indices applicable to Floating Rate and Inverse Floating Rate Classes will be limited to the indices described in this section "or any other index described in the related prospectus supplement." Please revise to describe in the base prospectus all indices that may be used.  Alternately, clarify that any index will reflect interest on debt and will not reflect a commodities or securities index and confirm that you will submit for comment by us any index not explicitly mentioned prior to use.

Response:  The base prospectus has been revised to reflect that any index will reflect interest on debt and will not reflect a commodities or securities index.  Please see page 55 of the base prospectus.  Additionally, we hereby confirm, on behalf of the Company, that the Company will submit for comment by the Commission, disclosure related to any index not explicitly mentioned prior to use.

Should you have any further questions or comments please contact Harlyn Bohensky at 917-777-4362 or myself at 917-777-4340.

Sincerely,

Michael Braun

cc:

Mr. David M. Duzyk